# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xos, Inc., CIK 0001819493
CUSIP: 98423B306
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3550 Tyburn Street, Los Angeles, California (CA), 90065
Date of event which requires filing of this statement: 08/26/2025
Amends the filing with accession number 0001877933-24-000003
Filed by CIK 0001879464
Persons authorized to receive notices and communications: David Zlotchew, 3550 Tyburn Street, Unit 100, Los Angeles, California (CA), 90065, 917-771-8144

## Reporting persons
- Emerald Green Trust (CIK 0001879464): type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,561,229; sole dispositive power 0; shared dispositive power 1,561,229; aggregate amount beneficially owned 1,561,229 (13.8% of the class)
  Comment: (1) [Line 2(b)] This Schedule 13D/A is filed jointly by Emerald Green Trust ("Emerald Green"), Sarah Bardo and Shane Semler (together with Ms. Bardo and Emerald Green, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
  (2) [Lines 8, 10 & 11] Consists of 1,561,229 shares of Common Stock held directly by Emerald Green. As co-trustees of Emerald Green, Sarah Bardo and Shane Semler share voting and dispositive power over the 1,561,229 shares of Common Stock held by Emerald Green.
  (3) [Line 13] Based on approximately 11,334,192 shares of Common Stock outstanding as of November 10, 2025, as reported on the Company's Form 10-Q filed November 13, 2025 (the "Form 10-Q").
- Sarah Bardo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,561,232; sole dispositive power 0; shared dispositive power 1,561,232; aggregate amount beneficially owned 1,561,232 (13.8% of the class)
  Comment: (1) [Line 2(b)] This Schedule 13D/A is filed jointly by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
  (2) [Lines 8, 10 & 11] Consists of: (a) 1,561,229 shares of Common Stock held by Emerald Green; and (b) 3 shares of Common Stock held by Sarah Bardo's spouse. As co-trustees of Emerald Green, Sarah Bardo and Shane Semler share voting and dispositive power over the 1,561,229 shares of Common Stock held by Emerald Green. Sarah Bardo may be deemed to share voting and dispositive power over shares of Common Stock held by her spouse.
  (3) [Line 13] Based on approximately 11,334,192 shares of Common Stock outstanding as of November 10, 2025, as reported in the Form 10-Q.
- Shane Semler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,003; shared voting power 1,561,229; sole dispositive power 6,003; shared dispositive power 1,561,229; aggregate amount beneficially owned 1,567,232 (13.8% of the class)
  Comment: (1) [Line 2(b)] This Schedule 13D/A is filed jointly by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
  (2) [Lines 7, 9 & 11] Consists of 6,003 shares of Common Stock held directly by Shane Semler.
  (3) [Lines 8, 10 & 11] Consists of 1,561,229 shares of Common Stock held by Emerald Green. As co-trustees of Emerald Green, Sarah Bardo and Shane Semler share voting and dispositive power over shares of Common Stock held by Emerald Green.
  (4) [Line 13] Based on approximately 11,334,192 shares of Common Stock outstanding as of November 10, 2025, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Xos, Inc.
Address of issuer's principal executive offices: 3550 Tyburn Street, Los Angeles, California (CA), 90065
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Statement of Beneficial Ownership on Schedule 13D initially filed by Dakota Semler, Emerald Green Trust ("Emerald Green") and GenFleet LLC ("GenFleet") with the SEC on August 30, 2021 (as it may be amended and supplemented from time to time, the "Schedule 13D") with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Xos, Inc., a Delaware corporation (the "Issuer"). Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings previously defined in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The persons and entities filing this statement are Emerald Green, Sarah Bardo and Shane Semler (collectively referred to as the "Reporting Persons"). Sarah Bardo and Shane Semler are co-trustees of Emerald Green and are the only persons authorized to act on behalf of Emerald Green.
Residence or business address: The address of the principal place of business of each of the Reporting Persons are as follows: for Emerald Green, 32111 Mulholland Highway, Malibu, CA 90265; and, for each of Sarah Bardo and Shane Semler, c/o Emerald Green Trust, 32111 Mulholland Highway, Malibu, CA 90265.
Present principal occupation or employment: The principal business of each of the Reporting Persons is as follows: Emerald Green, Investments; Sarah Bardo, Manager of Token Time Games, LLC; Shane Semler, Manager of SKB Experiences, LLC d/b/a Malibu Wine Hikes, and President of Malibu Management Services No. 3, Inc. d/b/a Malibu Wines & Beer Garden.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sarah Bardo and Shane Semler are citizens of the United States, and Emerald Green is a Georgia trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On May 27, 2025, Emerald Green adopted a Stock Sales Plan (the "Emerald May Plan") with Piper Sandler & Co. ("Piper"), pursuant to which Piper was authorized to sell shares of Common Stock on behelf of Emerald Green during the period beginning the later of (i) August 26, 2025 and (ii) two business day after the Company files its Form 10-Q for the quarter ended June 30, 2025, and ending August 26, 2026, subject to earlier termination in accordance with the Emerald May Plan and applicable laws, rules and regulations. The Emerald May Plan was terminated effective as of market close on September 12, 2025. On November 21, 2025, Emerald Green adopted a Stock Sales Plan (the "Emerald November Plan" and, together with the Emerald May Plan, the "Emerald 2025 Plans") with Piper, pursuant to which Piper is authorized to sell shares of Common Stock on behelf of Emerald Green during the period beginning the later of (i) February 20, 2026 and (ii) two business day after the Company files its Form 10-K for the year ending December 31, 2025, and ending December 31, 2026, subject to earlier termination in accordance with the Emerald November Plan and applicable laws, rules and regulations. Transactions under the Emerald 2025 Plans were or are subject to certain price restrictions and other restrictions under the terms of the applicable Emerald 2025 Plan. Each of the Emerald 2025 Plans is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act.

The Reporting Persons have, and in the future may, acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of shares of Common Stock by each of the Reporting Persons set forth in Rows 7 through 11 and 13 of the cover pages hereto is incorporated herein by reference
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of shares of Common Stock by each of the Reporting Persons set forth in Rows 7 through 11 and 13 of the cover pages hereto is incorporated herein by reference
Transactions in the class effected during the past sixty days: Except as follows, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less: (i) On August 26, 2025, Emerald Green sold 41,894 shares of Common Stock at a weighted average sales price of $3.0235 per share; (ii) on August 27, 2025, Emerald Green sold 28,384 shares of Common Stock at a weighted average sales price of $3.0374 per share; (iii) on August 28, 2025, Emerald Green sold 20,398 shares of Common Stock at a weighted average sales price of $3.0001 per share; (iv) on August 29, 2025, Emerald Green sold 19,731 shares of Common Stock at a weighted average sales price of $2.8889 per share; (v) on September 2, 2025, Emerald Green sold 24,593 shares of Common Stock at a weighted average sales price of $2.6191 per share; (vi) on September 3, 2025, Emerald Green sold 19,333 shares of Common Stock at a weighted average sales price of $2.4764 per share; (vii) on September 4, 2025, Emerald Green sold 13,110 shares of Common Stock at a weighted average sales price of $2.2758 per share; (viii) on September 5, 2025, Emerald Green sold 5,479 shares of Common Stock at a weighted average sales price of $2.3042 per share; (ix) on September 8, 2025, Emerald Green sold 11,686 shares of Common Stock at a weighted average sales price of $2.2871 per share; (x) on September 9, 2025, Emerald Green sold 6,825 shares of Common Stock at a weighted average sales price of $2.2762 per share; (xi) on September 10, 2025, Emerald Green sold 6,195 shares of Common Stock at a weighted average sales price of $2.3463 per share; (xii) on September 11, 2025, Emerald Green sold 11,768 shares of Common Stock at a weighted average sales price of $2.3876 per share; (xiii) on September 12, 2025, Emerald Green sold 7,922 shares of Common Stock at a weighted average sales price of $2.3901 per share; and (xiv) on December 5, 2025, Emerald Green sold 12,983 shares of Common Stock at a weighted average sales price of $2.5185 per share.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein. The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement.
99.2 Form of Xos, Inc. Stock Sale Plan for Emerald Green Trust, dated May 27, 2025, between Emerald Green Trust and Piper Sandler & Co.
99.3 Form of Xos, Inc. Stock Sale Plan for Emerald Green Trust, dated November 21, 2025, between Emerald Green Trust and Piper Sandler & Co.

## Signatures
- Emerald Green Trust: /s/ Sarah Bardo, Sarah Bardo, Trustee (01/14/2026)
- Sarah Bardo: /s/ Sarah Bardo, Sarah Bardo (01/14/2026)
- Shane Semler: /s/ Shane Semler, Shane Semler (01/16/2026)